February 2, 2009

Mr. H. Christopher Owings

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re: Sonic Automotive, Inc. – Comment Letter dated December 29, 2008

Dear Mr. Owings:

Sonic Automotive, Inc. is submitting the following responses to comments received from the Staff of the Division of Corporation Finance in its letter dated December 29, 2008. For your convenience, the Staff’s comments have been reproduced in bold faced type before each response in this letter. Except where noted, our responses relate to our disclosures in our 2007 Form 10-K and third quarter 2008 Form 10-Q. Future disclosures may vary based on then-current information. Where applicable, and as requested by the Staff, we have provided examples of potential frameworks for future disclosures.

Form 10-K for the fiscal year ended December 31, 2007

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 25

Use of Estimates and Critical Accounting Policies, page 26

1.	Given your references to the weakening economic and market conditions in your MD&A discussion and noting your inventory approximates one-third of your total assets, please tell us what consideration was given to providing a critical accounting policy on inventory impairment. Also please tell us and disclose the impact of current market conditions and manufacturer credits on your valuation of inventory.

We considered the following factors in our evaluation of whether inventory impairment should be disclosed as a critical accounting policy:

•	The positive gross margins realized on the retail sale of new and used vehicles.

•	In periods of reduced consumer activity, the manufacturers have historically provided direct incentives to consumers to promote sales of new vehicles.

•

The manner in which we manage our new and used vehicle inventory, including internal policies to encourage the sale of aged vehicles. Our internal policies, which include compensation penalties for dealership level management if inventory ages to a specified level, serve as a catalyst to purge our inventory of aged vehicles. In addition, we manage our vehicle purchases based on projected sales levels, which helps to mitigate the risk of increasing inventory (and the potential risk of impairment) during periods of reduced consumer activity.

•	Our ability to move vehicles between dealerships within a local market to balance inventory levels and to mitigate the risk of inventory aging.

•

Our service and parts business is less susceptible to volatility caused by consumer demand. While we have experienced quarterly sequential declines in new vehicle sales of 10% to 23% in the current economic environment, our same store parts and service sequential sales have remained relatively flat. This helps to mitigate the risk of accumulating obsolete parts inventory.

•	The gross margins in our parts business are approximately 35%. This relatively high margin mitigates the risk of our parts inventory declining below net realizable value.

As a result of our inventory management practices, current market conditions have not had a significant impact on our inventory valuation. While the uncertainty surrounding the availability of consumer credit and the liquidity of the domestic manufacturers has had significant effects on the automotive retail market, we have not experienced a significant increase in our inventory levels. In fact, the absolute dollar value of our inventory has declined from December 31, 2007 to September 30, 2008. While new vehicle inventory days supply has increased since December 31, 2007, it is still well below industry averages and our used vehicle days supply has actually improved from prior year levels. In addition, we continue to generate positive gross margins on the retail sale of new and used vehicles.

Based on these factors and a lack of any inventory impairment issues in the past, we concluded that inventory impairment was not a critical accounting policy. We understand the need for transparency, especially in the current economic environment, and will add the following disclosure to Management Discussion and Analysis in our 2008 Form 10-K:

Although we focus on managing our inventory levels in accordance with consumer demand, we seek to maintain a minimum level of inventory at our lower volume stores that is representative of the full line of vehicles offered by manufacturers. This may result in a higher days supply of inventory than would otherwise result in a better economic environment. However, given our inventory management practices (such as managing our inventory purchases based on our sales forecasts and sharing inventory among our stores within a local market), we do not believe the current business climate is likely to result in material impairment charges related to vehicle inventory. We continue to monitor our vehicle inventory balances closely based on current economic conditions and will adjust them as appropriate.

Certain manufacturers provide credits to dealerships primarily in the form of floorplan and advertising assistance. Floorplan assistance from the manufacturer is credited against the cost of the inventory and is taken as a credit against cost of sales upon the sale of the vehicle. Advertising assistance, if it is not a reimbursement of a direct identifiable cost, also reduces the cost of the inventory and is taken as a credit against cost of sales upon the sale of vehicle. These types of credits help to support our inventory valuation since they effectively lower the cost of the inventory recorded on our balance sheet. This is disclosed in Note 1 in our Notes to Financial Statements. Advertising assistance, if it is a reimbursement of a direct, identifiable cost, is recorded as a reduction of selling, general and administrative expenses. This type of manufacturer assistance has no impact on our inventory valuation.

Finance, Insurance and Service Contracts, page 26

Insurance Reserves, page 27

2.	Please provide us rollforwards of your reserve for chargebacks and self-insurance for each of the three years presented in your financial statements and tell us what consideration you gave to disclosing this information under Rule 5-04 and Rule 12-09 of Regulation S-X. Further, please expand your disclosure to indicate how accurate your estimates have been in the past. To the extent you are seeing a trend of increasing chargebacks resulting from the slowing economy, please expand your disclosure accordingly.

The following table sets forth the activity of our chargeback and self-insurance reserves for each of the three years presented in our 2007 Form 10-K financial statements:

(in millions of $’s)	Chargeback Reserves	Self- Insurance Reserves
Balance - 12/31/2004	$17.8	$21.5
Payments	(16.5)	(39.6)
Provisions	11.6	42.8

Balance - 12/31/2005	12.9	24.7
Payments	(12.6)	(44.3)
Provisions	14.8	42.2

Balance - 12/31/2006	15.1	22.6
Payments	(12.7)	(40.6)
Provisions	10.6	39.3

Balance - 12/31/2007	$13.0	$21.3

We did not disclose this information under Rule 5-04 and Rule 12-09 of Regulation S-X due to our assessment that the activity in these accounts was not material either to the overall presentation or to our overall SG&A expenses, which were $968 million dollars for the year ended December 31, 2007. We include these as a significant estimate in Footnote 1 to our Consolidated Financial Statements because of the judgment and estimations required to determine the reserve levels (which inherently cause potential uncertainty) rather than the dollar amount of the reserve or the related activity. In other words, it’s not the fact that the combined reserves are approximately $35 million that makes this a significant estimate but the fact that these reserves could experience a change that could be material to our results of operations in any single period if certain of the underlying assumptions change significantly.

We will expand our disclosures in future filings to quantify the sensitivity of the significant assumptions used in these estimates and to discuss the accuracy of our prior estimates for chargebacks and self-insurance.

With the exception of one finance and insurance program reserve (the program is now discontinued), the changes to the reserve amounts have been primarily related to the growth of our business due to the acquisition of additional dealerships over the years. In fiscal year 2006, one finance and insurance program was discontinued and as a result, a charge of $6.2 million was recorded. This charge was discussed and disclosed in our Form 10-K filings for the years ended December 31, 2006 and 2007.

We are charged back a portion of the commissions we earn for arranging financing or selling various products in the event of early cancellation of the related contract. We are subject to these chargebacks for various periods which range from 90 days (primarily for finance contracts) to the life of the contract (primarily for service contracts). Historically, we have seen chargebacks increase in periods where retail activity was also increasing since chargebacks are generally triggered when customers sell their vehicle and buy another prior to the maturity of the original loan. We are not currently experiencing an increase in chargeback activity. To the contrary, we are currently experiencing fewer chargebacks as customers are holding on to their vehicles for a longer period of time.

Goodwill, page 27

3.	We note you use various fair value approaches in completing step one of your impairment analysis. Please expand your discussion to enable a reader to understand how each of the models used differs and why management selected these models as being the most meaningful for the company in preparing the goodwill impairment analysis. Discuss how each of the models is weighted including your basis for that weighting. Also, please expand your discussion of the assumptions used in the models to provide a sensitivity analysis of those assumptions based upon reasonably likely changes. Where the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year, please expand your discussion highlighting the impact of any changes.

In 2007, Sonic utilized an earnings multiple model and a discounted cash flow model in determining the fair value to be used in our goodwill impairment test. In early 2008, Sonic decided to utilize a discounted cash flow model in determining the fair value to be used in our goodwill impairment test for 2008. We understand there are various valuation methodologies that can be used but we believe a discounted cash flow approach is the most meaningful methodology for Sonic to utilize as it allows us to better define assumptions during periods of economic uncertainty. We would also note that Sonic utilizes a discounted cash flow analysis when analyzing dealership acquisition opportunities so this is the methodology with which Sonic is most familiar. Once we determine Sonic’s fair value under our discounted cash flow approach we compare this to Sonic’s market capitalization.

We will expand the disclosures in our 2008 Form 10-K to quantify the expected change in fair value that would result from changing the key assumptions such as (but not limited to) expected earnings growth, tax rate and discount factor.

Liquidity and Capital Resources, page 41

Share Repurchase Program, page 47

4.	We note that you have purchased a significant amount of stock pursuant to previous authorizations from your Board of Directors. We believe that your discussion of material changes in your capital structure should not only explain what changed, but should also analyze the underlying factors behind these changes, including how these changes fit into management’s overall business plan and the current economic environment. See our Release No. 33-8350. Please revise your disclosure accordingly and show us what your disclosure will look like revised.

The primary driver of the level of share repurchase activity in 2007 was the availability of proceeds from the sale of our captive finance subsidiary, Cornerstone Acceptance Corporation. As discussed in our “Acquisitions and Dispositions” section of our MD&A discussion in our 2007 Form 10-K, the cash generated through this sale provided the majority of the capital used to repurchase our capital stock in 2007. Following is the proposed revised disclosure we will include in our 2008 Form 10-K:

At the beginning of 2008, our remaining repurchase authorization was approximately $         million. During 2008, we received an additional $         million stock repurchase authorization from our Board of Directors. During 2008, we repurchased          shares for approximately $         million. As of December 31, 2008, we had $         million remaining under our Board authorization.

Our share repurchase activity is subject to the business judgment of management and our Board of Directors, taking into consideration our historical and projected results of operations, financial condition, cash flows, capital requirements, covenant compliance and economic and other factors considered relevant. These factors are considered each quarter and will be scrutinized as management and our Board of Directors determines our share repurchase policy throughout 2009.

This disclosure will also include a forward-looking statement if management expects our share repurchase activity to be significantly affected by the current economic environment.

Cash Flows, page 47

5.	You disclose that decisions you make to move dealership floor plan financing arrangements from one source to another causes significant variability in financing and operating cash flows and if all changes in floor plan notes payable were classified as an operating activity, adjusted net cash provided by operating activities would be significantly greater for each of the years presented. In this regard, please clarify whether you have the discretion to choose trade or non-trade financing. Also, address whether the availability of financing from either the manufacturer captive finance companies or commercial banks impacts your decision on the source of financing highlighting any changes in funds not being available from either source. Further, please explain the significant increase in non-trade financing relative to trade financing from 2006 to 2007.

Sonic Automotive finances a portion of its new vehicle inventory through floorplan finance agreements with several manufacturer captive finance companies which are classified as Notes Payable – Floorplan – Trade on our consolidated balance sheet. We are not obligated to continue to obtain floorplan financing from the manufacturer captive finance companies and can, at our discretion, obtain alternative financing.

In addition, we also obtain floorplan financing under our 2006 Credit Facility through a syndicated group of lenders that includes both commercial banks and manufacturer captive finance companies which is classified as Notes Payable – Floorplan - Nontrade on our consolidated balance sheet. We have agreed with the lenders participating in our 2006 Credit Facility to finance certain automotive brands through this facility. Should we want to obtain alternative financing for these brands, we would be required to obtain the permission of the syndicated lenders. We will expand our disclosures on this topic in our 2008 Form 10-K to make this clearer to the reader.

To date, the availability of financing from either the manufacturer captive finance companies or our 2006 Credit Facility has not affected our decision on the source of floorplan financing. To the extent we have considered changing floorplan finance sources, it has been related primarily to the cost of the financing.

The significant increase in non-trade financing from 2006 to 2007 relates primarily to General Motor’s (GM) decision to divest itself of its controlling interest in General Motors Acceptance Corporation (GMAC). All of our GM dealerships finance their new vehicle inventory purchases with GMAC and we concluded that since GM was no longer the controlling shareholder of GMAC this floorplan financing no longer met the definition of trade financing. As a result, floorplan advances from GMAC subsequent to the ownership change were classified as non-trade. Prior year balances were not reclassified due to the fact that they were appropriately classified as trade financing at the time the financing was provided. We will expand our discussion of this in our 2008 Form 10-K to make this clearer to the reader.

Capital Expenditures, page 47

6.	We note your statement that “[c]apital expenditures in 2007 were $78.3 million.” Please also discuss your anticipated material commitments for capital expenditures and how you expect to finance these commitments. In doing so, discuss whether you expect to continue to construct new dealerships and/or improve existing ones. Please refer to Item 303(a)(2) of Regulation S-K.

As we disclosed in our 2007 Form 10-K, we had $22.2 million in commitments for facility construction projects at December 31, 2007 (which are the only capital expenditures for which we enter into commitments/contracts). During construction of a project, we finance our capital expenditures primarily through cash generated from operations and availability under our 2006 Credit Facility. Upon completion, we may obtain mortgage financing on the completed project or enter into a sale-leaseback transaction (see the heading “Sale-Leaseback and Mortgage Transactions” on page 46 of our 2007 Form 10-K). At December 31, 2007, the availability under our 2006 Credit Facility was sufficient to fund then contemplated capital expenditure commitments. In future filings we will provide more detail on our anticipated material capital expenditure commitments and the source of the funds to be used for these expenditures and make the link between “Sale-Leaseback and Mortgage Transactions” and “Capital Expenditures” more clear. In light of the current economic conditions, we will also elaborate in future filings on our future capital expenditure projects including continuing to refurbish existing facilities and/or construct new dealership properties.

Future Liquidity Outlook, page 49

7.	Please expand this section to discuss any known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in a material way and the actions you are taking to address them. In this regard, we note your indication that your “best source of liquidity for future growth remains cash flows generated from operations combined with your available borrowings.” Please elaborate upon this statement to explain whether you expect these sources to continue to be available to you, keeping in mind the following:

•

The continuing affect that current credit market disruptions may have on your sales, as you discuss in your risk factor on page 17 and in your most recent Form 10-Q for the quarter ended September 30, 2008; and

•	The economic difficulties that the U.S. automotive manufacturers are currently experiencing.

Please discuss in reasonable detail any other economic or industry-wide factors relevant to your company, and any material opportunities, challenges, and risk in the short and long terms and the actions you are taking to address them. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

The disclosure you noted was in our 2007 Form 10-K. We expanded our future liquidity outlook in our Form 10-Q for the quarter ended September 30, 2008 to include a discussion of the May 2009 maturity of our 5.25% Senior Subordinated Convertible Notes. We also added disclosure indicating that asset dispositions and mortgage financings may be additional sources of potential liquidity. We will expand this discussion in our future filings to address the effect of the then current credit market disruptions, the domestic automotive manufacturer difficulties or other significant economic or industry-wide factors which may impact our future liquidity.

Notes to Consolidated Financial Statements, page F-6

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

8.	Expand your accounting policy to disclose a more detailed description of your revenue recognition for providing services. Please tell us whether you provide guarantees for your service work, either to your customers or, in the case of work done under manufacturer warranties and service contracts, to the manufacturers. If so, please explain how much guarantees impact your revenue recognition and tell us what consideration you gave to the disclosure requirements of paragraph 14 of FIN no. 45.

We currently disclose that revenue for vehicle service work is recognized when the service is performed. We believe this is appropriate since the work has been completed, the charges are fixed and determinable and collectability is reasonably assured.

We do not offer explicit guarantees for our service work. We do, however, as a matter of good business practice, handle customer issues related to our service work on a situational basis whether the repair is covered by a manufacturer warranty or not. These customer issues are not common and the costs are not significant to us.

Paragraph 14 of FIN no. 45 is not applicable because we do not offer guarantees related to the service work that we perform.

Goodwill, page F-12

9.	You indicate that you evaluate goodwill for impairment on your one reporting unit. In your response dated September 4, 2007 to Staff comments issued in connection with our review of your 2006 Form 10-K you stated your operating segments are based on geographical divisions. Please note that goodwill must be tested for impairment at the reporting unit level, which is defined in paragraph 30 of SFAS no. 142 as an operating segment, or one level below an operating segment. Please explain to us in reasonable detail how your use of one reporting unit in our goodwill impairment test is consistent with paragraphs 30 and 31 of SFAS 142. We may have further comment.

Subsequent to filing our 2006 Form 10-K, we made significant changes to the Company’s management and reporting structure which led us to conclude that we manage the Company as one operating segment rather than as multiple segments based on our geographic divisions. To avoid confusion in our September 4, 2007 response to the Staff’s comments on our 2006 Form 10-K, we chose to define the criteria we evaluated in reaching our segment conclusions as disclosed in our 2006 Form 10-K as opposed to the way we managed the Company at the time of our response. For the year ending December 31, 2007, we concluded that we operate as one segment based primarily on the following changes to our management and reporting structure:

•

The departure of the Company’s President and Chief Operating Officer who was also a member of our Chief Operating Decision Maker (CODM) group (which for Sonic consists of the Company’s CEO, CFO and President and Chief Strategic Officer) in March 2007.

•	The elimination during 2007 of our geographical divisional management structure consisting of Divisional Vice Presidents and Divisional Controllers.

•

The fact that our CODM group no longer participates in budget meetings organized on a geographic basis following the departure of our President and Chief Operating Officer. The CODM group now reviews consolidated budget data.

Although we eliminated our Divisional management structure (which formed part of the basis for our previous operating segment conclusions), we still maintain a Regional management staff for each geographic region. In reevaluating our segment conclusions as a result of the above management changes, we considered whether our geographic regions should be considered operating segments. In addition to the management changes made during 2007, we also evaluated how the CODM makes decisions and allocates resources which supported the conclusion for our 2007 Form 10-K that we operated as one segment based on the following factors:

A.	Senior management allocates the resources of the Company using consolidated balance sheet, income statement and cash flow data.

Acquisitions and capital expenditures decisions are made using consolidated balance sheet and cash flow information. The senior management team is compensated based on consolidated Company results, not regional results. The Company’s field management structure reflects the need for close oversight and management proximity and is not due to any special economic circumstances at any location. The field management structure generally manages day-to-day operations and executes Company-wide initiatives in a standardized fashion as envisioned by the senior management of the Company. Examples of these management practices are as follows:

•	Centrally controlled dealer management and other systems utilized by the stores;

•	centralized cash management, floorplan financing, lease financing and capital markets activity;

•	standardized accounting policies and procedures;

•	standardized compensation plans;

•	centralized capital expenditure plans;

•	negotiation of national purchasing contracts to the extent possible;

•	centralized store acquisition and divestiture plans;

•	standardized finance and insurance sales practices; and

•	standardized used vehicle sales processes.

B.	There are no regional managers reporting directly to the CODM.

C.	Our regional structure is for administrative purposes rather than for resource allocation and performance evaluation purposes.

Our regional structure has gone through numerous revisions. Over the years, we have gone from 13 regions down to 6 regions. Even in periods where the overall number of regions hasn’t changed, the geographic footprint of each region has changed significantly. For instance, our Oklahoma dealerships have alternatively been part of our TX/OK region and part of our OK/CO/NV region and, in 2008, have become part of our OH/MI/Mid-Atlantic region. Our Nevada dealerships have alternatively been part of our OK/CO/NV region and part of our NV/SoCA region and, in 2008, have become part of our TX/CO/NV region.

These changes were not made for resource allocation purposes but rather were made based on management’s assessment of the strength of the regional teams in place at that time. These changes were made to ensure proper management support and oversight for the dealerships.

As the Company continues to evolve, new structures may be implemented to meet the Company’s requirements. This flexibility in structure is made possible since the Company’s operating policies are established at the corporate level rather than the regional level and, thus are not affected by changes in the field management structure.

The determination of operating segments is a subjective evaluation based on the information which is reviewed, how that information is used and the organization of the Company. Based on the above factors, we concluded that our geographic regions do not constitute operating segments and that we operate as one segment.

Once we concluded that we have one operating segment, we reviewed paragraphs 30 and 31 of SFAS 142 to determine if we had any reporting units below this operating segment. We concluded that our geographic regions represent reporting units since they are one level below our operating segment and they constitute business for which discreet financial information is reviewed by the segment managers (i.e., our Regional Vice Presidents and Regional Controllers).

We have aggregated our regions into a single reporting unit since they have similar economic and operating characteristics. Our regions are all involved in the retail automotive business with similar products, services, customers, etc. As noted in the discussion above, all of our regions operate under standardized compensation plans, national purchasing contracts, national cash management processes, national floorplan financing arrangements. All of our regions operate using standardized used vehicle sales processes. All of our regions utilize a standard F&I menu in our finance and insurance sales process. We do not believe this level of standardization would be possible if our regions did not have similar economic characteristics.

Based on the aggregation of these reporting units, we perform our test of goodwill impairment using a single operating segment/reporting unit.

Segment Information, page F-16

10.	Please revise to provide the disclosure required by SFAS 131, paragraph 26 indicating whether you have aggregated operating segments.

We have not aggregated operating segments. Based on the way Sonic manages its business, we have concluded that we have one operating and reporting segment. We will revise this disclosure in our 2008 Form 10-K to make it clearer that we have only one operating and reporting segment.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 10

Annual Cash Compensation, page 10

11.	In your discussion of Performance-Based Cash Bonuses, you indicate that the Compensation Committee certified that the objective, performance-based criteria had been met. Please revise to discuss at what level the criteria had been met.

We will expand our disclosure in future filings to discuss the level at which performance criteria were satisfied.

Form 10-Q for the quarterly period ended September 30, 2008

Notes to Condensed Consolidated Financial Statements, page 7

Note 5. Goodwill and Intangible Assets, page 11

12.	With a view towards transparency, please expand your disclosure regarding your impairment charges to specify the amounts related to domestic versus import franchises.

We will expand our disclosure in our next Form 10-K to add language to the effect of the following:

In the year ended December 31, 2008, Sonic recorded franchise asset impairment charges of $         million within continuing operations and $         million within discontinued operations. The impairment charges were recorded based on management’s conclusion that the recorded values would not be recoverable either through operating cash flows or through the eventual sale of the franchise. Of the total $         million impairment charge recorded, $         million relates to domestic franchises and the remaining $         million relates to import franchises.

13.	Please provide us with a summary of your results in Step 1 of your interim impairment test where you concluded the fair value of your reporting unit was higher than the reporting unit’s carrying value. If applicable, please explain why you did not assign goodwill to individual reporting units, that is, your geographic operating segments. Please include in your summary a comparison of the fair value of your reporting unit(s) to your market capitalization and explain the underlying reasons for the difference.

As noted above in our response to comment number 9, we have concluded that Sonic has one operating segment and Sonic aggregates its geographic regions into one reporting unit. As a result, goodwill was analyzed at September 30, 2008 for impairment at that level. Following is a summary of the results from Step 1 of our interim impairment test:

Total enterprise value per DCF model	$2.0 billion
Enterprise value per consolidated balance sheet (1)	$1.7 billion

(1)	Defined as the book value of Sonic’s equity plus outstanding debt at September 30, 2008.

Sonic’s discounted cash flow model generated an enterprise value of approximately $2.0 billion. This compared to Sonic’s market capitalization (market value of our outstanding equity securities plus the book value of our debt) at September 30, 2008 of approximately $870 million.

We considered the following contributing factors to the difference between our market capitalization and our calculated fair value:

Cost Synergies/Control Premium – Control premium is the premium a buyer would be willing to pay over the current market price of a publicly traded company due to expected increases in cash flow resulting from cost savings and revenue enhancements achievable in the acquisition. The two methodologies for estimating a control premium would be to 1) use an average control premium based on recent transactions or 2) calculate the premium based on the expected cost synergies. We chose to calculate the control premium based on the expected cost synergies because there have been no acquisitions of large, publicly-traded automotive retailers to use as a baseline.

In preparing our fair value model, we concluded that the most likely acquirer of Sonic would be another automotive retailing consolidator due primarily to the complexities of manufacturer relations which would be involved in such an acquisition. We believe most large consolidators have a corporate and regional structure that is relatively similar to Sonic’s and which would represent an area for potential cost savings in an acquisition transaction. As such, we estimated annual cost savings of approximately $38 million in preparing our forecasted cash flows. We arrived at this amount by examining our corporate headquarters budget and estimating the amount of potential redundancy in each department. On average, we concluded that 50% - 100% of each department would be redundant. In addition to our corporate cost structure.

Sonic has a regional infrastructure consisting of a staff in each region that supports our dealerships. The companies in our peer group operate using a similar regional structure which we believe would be redundant following an acquisition. Although we are considering this reduction in our regional costs in our December 31, 2008 impairment test, we did not include this reduction as part of our September 30, 2008 test. We also did not include any other typical components of a potential control premium such as revenue enhancements, further purchasing discounts as a result of greater scale, systems integration, etc. in our calculations even though these are also typically recognized as a part of any control premium.

The cost savings associated with the elimination of Sonic’s corporate and regional infrastructure results in annual cash flow savings of $38 million. When applied to a discounted cash flow analysis, this adds $255 million to Sonic’s market capitalization.

These types of cost synergies are very similar (although on a much smaller scale) to the synergies that Sonic examines when analyzing potential dealership acquisitions.

Non-Public Information—We believe the market is discounting our debt and equity securities due to concerns as to whether we will have the required liquidity to refinance our debt maturing in 2009 and 2010 given the current credit environment. At the time we prepared our estimate of fair value to be used in our evaluation of goodwill for the quarter ending September 30, 2008, the most recent information available to the public regarding our refinancing plans were the disclosures in our second quarter 2008 Form 10-Q which focused on our intention to retire our convertible notes due in May 2009 using availability under our 2006 Credit Facility. At the time we prepared our estimate of fair value, we believe there was uncertainty in the mind of the market as to whether we will have the required capacity under our 2006 Credit Facility to retire the 2009 Convertible Notes or, if we do use the 2006 Credit Facility, whether that will leave Sonic with enough availability for ongoing working capital needs. In addition, even if the 2009 Convertible Notes are retired, Sonic would still have a $1.2 billion syndicated credit facility and $160 million of convertible notes which need to be refinanced over the course of 2009 and 2010. We believe this uncertainty was further intensified given the credit market upheaval which continued to worsen over the course of the late third and early fourth quarters. In light of market developments and management’s identification and evaluation of viable alternatives, we updated our future liquidity disclosures in our third quarter 2008 Form 10-Q to disclose to the public additional potential sources of liquidity, including mortgage financing and asset dispositions. Management continues to evaluate alternative sources of liquidity and strategies to refinance our near-term debt maturities. As with our current practice, the viable alternatives management identifies and may be evaluating will be disclosed as required in future filings.

We believe this uncertainty has put downward pressure on both our equity and debt securities which is evidenced by the fact that Sonic’s equity and debt securities trade at a discount to other public automotive retailers despite the fact that Sonic’s operating metrics (same store sales, gross margin, SG&A performance, etc) are consistent with or better than its industry peer group.

The only substantial difference between Sonic and the peer group is the fact that Sonic is the only company in the peer group with significant debt maturities in 2009 and 2010.

We understand the fact that the market may be discounting the value of automotive retailers given the current uncertainty regarding consumer confidence, availability of consumer financing and the stability of the domestic automotive manufacturers, but we believe this uncertainty is similarly affecting all of the public automotive retailers. We believe that Sonic’s near-term debt maturities (2009 and 2010) are the primary reason why Sonic’s debt and equity securities are trading at lower levels than the overall peer group.

We did not specifically quantify the effect that the non-public information had on our stock price or the value of our debt during the third quarter impairment testing. Based on recent guidance offered by the Staff, we are quantifying this effect in conjunction with our impairment testing being performed as of December 31, 2008. For example, in our analysis currently being performed, we noted one instance where Sonic and a peer group company both have outstanding public debt due in 2013 with very similar interest rates. The bonds of the peer group company currently trade at a 35% discount to par while Sonic’s bonds trade at a 60% discount to par. There are no meaningful differences, in our mind, in the operating metrics of this peer company and Sonic. The one significant difference is that the peer company does not have any other significant debt due in 2009 and 2010. In further analyzing this discrepancy, we calculated that adjusting Sonic’s debt and equity securities to be more in line with the peer group at December 31, 2008 would add approximately $385 million to Sonic’s market capitalization.

After considering the effect of the non-public information and the effect of cost synergies/control premium, we concluded that Sonic’s enterprise value as calculated using our discounted cash flow model was reasonably comparable to our market capitalization.

We would also note that, at September 30, 2008, the decline in our market capitalization was relatively recent and we had not yet reflected the more severe industry-wide operating declines which developed in the fourth quarter. In addition, during the fourth quarter, there was progressively more negative news regarding the financial stability of the domestic automotive manufacturers which we believe further affected the market capitalization of all automotive retailers. In performing our annual impairment test at December 31, 2008, we will consider all relevant factors including the more sustained and severe downturn in our market capitalization, the fact that industry analysts have further reduced their expectations of 2009 industry sales volume and consumer confidence has continued to decline. All of these factors will also be considered as we evaluate our future cash flow assumptions for our annual impairment test and how our calculated fair value compares to our market capitalization.

14.	You disclosed that you used a discounted cash flow model given that you and the automotive retail industry have relatively predictable cash flows over time. Please tell us what impact the current economic environment had on your cash flow assumptions.

We did not use the term “predictable” to imply that our cash flows were consistent over various economic cycles but rather to convey the idea that, once you reach a conclusion on some large assumptions such as industry-wide new vehicle sales levels, our business model lends itself to some relatively straightforward modeling techniques. We will clarify this in our future filings. We believe this is due in part to the following factors:

•	The gross margins across our various lines of business (new vehicles, used vehicles, etc.) have remained relatively stable, especially for forecasting purposes, despite lower sales volume.

•	Our parts and service business is less volatile than vehicle sales and brings some stability to the business model and forecasting process.

•

The variable nature of some of our larger selling, general and administrative expenses (i.e., sales compensation, advertising, etc.) which makes it relatively straight forward to forecast at various gross profit levels.

•	Our capital expenditures are very controllable and, as a result, predictable.

We would also note that the Company regularly uses a discounted cash flow approach when evaluating dealership acquisition opportunities.

The Company made a number of changes to its cash flow assumptions when completing its September 30, 2008 interim impairment test which included (1) updating our discount rate assumptions for changes in capital structure and stock volatility, (2) reducing our profit forecasts based on then-current industry sales expectations, (3) reducing our residual growth rate, (4) utilizing forecasted profitability rather than the historical average approach used in our previous model under the assumption that a market participant would more likely look to future cash flows rather than historical cash flows in the current economic environment, and (5) updating our profit forecasts for the forecasted impact of expense reduction plans we were implementing.

For our analysis at September 30, 2008, we reduced our expectation of industry-wide annual new vehicle sales to 12.4 million vehicles for 2009 based on our analysis of the information available at that point in time. This compares to a SAAR of 16.1 million vehicles in 2007. We then gradually increased our expected industry new vehicle sales level over the subsequent four years to arrive an estimated sales level of 16.3 million units in 2013. To put this in perspective, this compares to an industry sales level which consistently averaged between 16.0 and 16.5 million units for six or more straight years prior to 2008.

As we prepare our annual impairment test at December 31, 2008, we will reevaluate all of these assumptions based on the current economic environment. It is our expectation that we will further reduce our estimate of future SAAR levels which will result in lower forecasted profitability. We will also consider the effect of the current environment on our market capitalization when comparing our fair value estimates to our market capitalization.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 27

15.	We note that beginning in the fourth quarter the balance of your 5.25% Convertible Senior Subordinated Notes will be deemed a current liability for purposes of the covenant calculation under the 2006 Credit Facility. Please explain what you mean when you refer to “deemed a current liability.” Lastly, please explain how the consolidated liquidity ratio is calculated and show us how the reclassification of the 5.25% Convertible Senior Notes will impact the calculation.

Our 5.25% Convertible Senior Subordinated Notes have been included in current liabilities on our Consolidated Balance Sheet since our Form 10-Q for the quarter ended June 30, 2008 due to the fact that these notes mature in May 2009. The consolidated liquidity ratio covenant in our 2006 Credit Facility is calculated by dividing current assets plus availability under our 2006 Revolving Credit Sub-Facility by current liabilities. Under the terms of our 2006 Credit Facility, current maturities of our 5.25% Convertible Senior Subordinated Notes are not considered a current liability for purposes of calculating the consolidated liquidity ratio until they are within two fiscal quarters of maturity following the date of the covenant calculation. By using the language you note in your comment, we were attempting to explain this difference between current liabilities under generally accepted accounting principles and the definition for covenant calculation purposes pursuant to the negotiated terms of our 2006 Credit Facility.

Under this definition, our 5.25% Convertible Senior Subordinated Notes will not be excluded from current liabilities in our consolidated liquidity ratio covenant when we calculate the covenant at December 31, 2008 since such Notes mature within two fiscal quarters from that date. As a result, there will be no need for the “deemed a current liability” language in our future filings.

Future Liquidity Outlook, page 30

16.	We note the disclosure, “subsequent to September 30, 2008, our Board of Directors approved a quarterly cash dividend of $0.12 per share for stockholders of record as of December 15, 2008, which will be paid on January 15, 2009.” You go on to state that future cash flow should be sufficient to fund your quarterly cash dividends. The current economic environment and tightening credit markets indicate the potential for a long lasting negative business environment. Please explain to us how management assesses the sustainability of its dividend payments. In this regard, expand your disclosures in your 2008 Form 10-K to provide more detail with regard to how management assesses its ability to maintain the current dividend payout level.

The payment of any future dividend is subject to the business judgment of our Board of Directors, taking into consideration our historic and projected results of operations, financial condition, cash flows, capital requirements, covenant compliance, share repurchases and economic and other factors considered relevant. These factors are considered each quarter and will be scrutinized as our Board of Directors determines our dividend policy throughout 2009. We will expand these disclosures in our 2008 Form 10-K.

In connection with submitting these responses, the Company acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call Greg Young, the Company’s Vice President of Finance, with any questions at 704-566-2489.

Yours truly,

SONIC AUTOMOTIVE, INC.

/s/ David P. Cosper
David P. Cosper
Vice Chairman and Chief Financial Officer

cc:	Stephen K. Coss
Greg D. Young
Thomas H. O’Donnell, Jr.